Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and nine months

ended 31 March 2017

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated income statement for the three and nine months ended 31 March 2017 and 2016	12
Interim consolidated statement of comprehensive income for the three and nine months ended 31 March 2017 and 2016	13
Interim consolidated balance sheet as of 31 March 2017, 30 June 2016 and 31 March 2016	14
Interim consolidated statement of changes in equity for the nine months ended 31 March 2017, the three months ended 30 June 2016 and the nine months ended 31 March 2016	16
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2017 and 2016	17
Notes to the interim consolidated financial statements	18

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2016, as filed with the Securities and Exchange Commission on 15 September 2016 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth. Through our 139-year heritage we have won 65 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, media & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon, and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 31 March 2017 as compared to the three months ended 31 March 2016

	Three months ended 31 March (in £ millions)		% Change
	2017	2016	2017 over 2016
Revenue	127.2	123.4	3.1%
Commercial revenue	66.5	65.8	1.1%
Broadcasting revenue	31.4	27.8	12.9%
Matchday revenue	29.3	29.8	(1.7)%
Total operating expenses	(129.8)	(102.2)	27.0%
Employee benefit expenses	(66.5)	(56.2)	18.3%
Other operating expenses	(30.7)	(22.3)	37.7%
Depreciation	(2.5)	(2.5)	—
Amortization	(30.1)	(21.2)	42.0%
Exceptional items	—	—	—
(Loss)/profit on disposal of intangible assets	(1.5)	2.0	—
Net finance costs	(3.3)	(3.6)	(8.3)%
Tax credit/(expense)	3.6	(5.9)	—

Revenue

Our consolidated revenue for the three months ended 31 March 2017 was £127.2 million, an increase of £3.8 million, or 3.1%, over the three months ended 31 March 2016, as a result of an increase in revenue in our commercial and broadcasting sectors, partially offset by a decrease in our matchday sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2017 was £66.5 million, an increase of £0.7 million, or 1.1%, over the three months ended 31 March 2016.

•                  Sponsorship revenue for the three months ended 31 March 2017 was £39.6 million, an increase of £0.8 million, or 2.1%, over the three months ended 31 March 2016;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 March 2017 was £24.7 million, an increase of £0.3 million, or 1.2%, over the three months ended 31 March 2016; and

•                  Mobile & Content revenue for the three months ended 31 March 2017 was £2.2 million, a decrease of £0.4 million, or 15.4%, over the three months ended 31 March 2016.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2017 was £31.4 million, an increase of £3.6 million, or 12.9%, over the three months ended 31 March 2016, primarily due to the impact of the new PL broadcasting agreement, partially offset by playing one fewer PL home game.

Matchday revenue

Matchday revenue for the three months ended 31 March 2017 was £29.3 million, a decrease of £0.5 million, or 1.7%, over the three months ended 31 March 2016.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization, and exceptional items) for the three months ended 31 March 2017 were £129.8 million, an increase of £27.6 million, or 27.0%, over the three months ended 31 March 2016.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2017 were £66.5 million, an increase of £10.3 million, or 18.3%, over the three months ended 31 March 2016.

Other operating expenses

Other operating expenses for the three months ended 31 March 2017 were £30.7 million, an increase of £8.4 million, or 37.7%, over the three months ended 31 March 2016, reflecting higher home domestic cup revenue share costs and adverse foreign exchange movements.

Depreciation

Depreciation for the three months ended 31 March 2017 was £2.5 million, which was unchanged from the three months ended 31 March 2016.

Amortization

Amortization, primarily of registrations, for the three months ended 31 March 2017 was £30.1 million, an increase of £8.9 million, or 42.0%, over the three months ended 31 March 2016. The unamortized balance of registrations as of 31 March 2017 was £280.7 million.

Exceptional items

Exceptional items for the three months ended 31 March 2017 were £nil, compared to £nil for the three months ended 31 March 2016.

(Loss)/profit on disposal of intangible assets

Loss on disposal of intangible assets for the three months ended 31 March 2017 was £1.5 million, compared to a profit of £2.0 million for the three months ended 31 March 2016.

Net finance costs

Net finance costs for the three months ended 31 March 2017 were £3.3 million, a decrease of £0.3 million, or 8.3%, over the three months ended 31 March 2016.

Tax credit/(expense)

The tax credit for the three months ended 31 March 2017 was £3.6 million, compared to an expense of £5.9 million for the three months ended 31 March 2016.

Nine months ended 31 March 2017 as compared to the nine months ended 31 March 2016

	Nine months ended 31 March (in £ millions)		% Change
	2017	2016	2017 over 2016
Revenue	405.3	380.8	6.4%
Commercial revenue	207.6	203.1	2.2%
Broadcasting revenue	113.0	92.7	21.9%
Matchday revenue	84.7	85.0	(0.4)%
Total operating expenses	(373.2)	(310.7)	20.1%
Employee benefit expenses	(192.4)	(170.8)	12.6%
Other operating expenses	(82.7)	(67.4)	22.7%
Depreciation	(7.8)	(7.5)	4.0%
Amortization	(95.1)	(65.0)	46.3%
Exceptional credit	4.8	—	—
Profit/(loss) on disposal of intangible assets	7.6	(4.8)	—
Net finance costs	(21.2)	(12.6)	68.3%
Tax expense	(3.6)	(15.4)	(69.5)%

Revenue

Our consolidated revenue for the nine months ended 31 March 2017 was £405.3 million, an increase of £24.5 million, or 6.4%, over the nine months ended 31 March 2016, as a result of an increase in revenue in our commercial and broadcasting sectors, partially offset by a decrease in our matchday sector, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2017 was £207.6 million, an increase of £4.5 million, or 2.2%, over the nine months ended 31 March 2016.

•  Sponsorship revenue for the nine months ended 31 March 2017 was £122.7 million, an increase of £0.2 million, or 0.2%, over the nine months ended 31 March 2016;

•  Retail, Merchandising, Apparel & Product Licensing revenue for the nine months ended 31 March 2017 was £78.2 million, an increase of £5.8 million, or 8.0%, over the nine months ended 31 March 2016, primarily due to the commencement of the adidas agreement and the bringing in-house of several businesses, both only commencing part way through the prior year first quarter (from 1 August 2015); and

•  Mobile & Content revenue for the nine months ended 31 March 2017 was £6.7 million, a decrease of £1.5 million, or 18.3%, over the nine months ended 31 March 2016.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2017 was £113.0 million, an increase of £20.3 million, or 21.9%, over the nine months ended 31 March 2016, primarily due to the new PL broadcasting rights agreement.

Matchday revenue

Matchday revenue for the nine months ended 31 March 2017 was £84.7 million, a decrease of £0.3 million, or 0.4%, over the nine months ended 31 March 2016.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation, and exceptional items) for the nine months ended 31 March 2017 were £373.2 million, an increase of £62.5 million, or 20.1%, over the nine months ended 31 March 2016.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2017 were £192.4 million, an increase of £21.6 million, or 12.6%, over the nine months ended 31 March 2016, primarily due to first team acquisitions.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2017 were £82.7 million, an increase of £15.3 million, or 22.7%, over the nine months ended 31 March 2016, reflecting higher home domestic cup revenue share costs and adverse foreign exchange movements.

Depreciation

Depreciation for the nine months ended 31 March 2017 was £7.8 million, an increase of £0.3 million, or 4.0%, over the nine months ended 31 March 2016.

Amortization

Amortization, primarily of registrations, for the nine months ended 31 March 2017 was £95.1 million, an increase of £30.1 million, or 46.3%, over the nine months ended 31 March 2016.

Exceptional items

Exceptional credit for the nine months ended 31 March 2017 was £4.8 million, relating to a reversal of a registrations’ impairment charge for a player who was re-established as a member of the first team squad. Exceptional items for the nine months ended 31 March 2016 were £nil.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the nine months ended 31 March 2017 was £7.6 million, compared with a loss of £4.8 million for the nine months ended 31 March 2016. The profit on disposal of intangible assets for the nine months ended 31 March 2017 included the disposal of McNair (Sunderland), Schneiderlin (Everton) and Schweinsteiger (Chicago Fire).

Net finance costs

Net finance costs for the nine months ended 31 March 2017 were £21.2 million, an increase of £8.6 million, or 68.3%, over the nine months ended 31 March 2016. The increase was primarily due to adverse, unrealised foreign exchange movements.

Tax

The tax expense for the nine months ended 31 March 2017 was £3.6 million, compared to an expense of £15.4 million for the nine months ended 31 March 2016.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

In fiscal 2016 we began paying a regular quarterly dividend on our Class A and Class B ordinary shares of $0.045 per share. Our board of directors subsequently announced that the previous quarterly dividend would be replaced with a regular semi-annual cash dividend of $0.09 per share.  We expect to continue paying regular semi-annual dividends to our Class A ordinary shareholders and Class B ordinary shareholders out of our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business generates a significant amount of cash from our matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 31 March 2017, we had no borrowings under our revolving credit facility.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December/January.

In addition, transfer windows for acquiring and disposing of players’ registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players’ registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

Acquisition and disposal of players’ registrations also affects our current trade receivables and payables, which affects our overall working capital. Our trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations.

Cash Flow

The following table summarizes our cash flows for the nine months ended 31 March 2017 and 2016:

	Nine months ended 31 March (in £ millions)
	2017	2016
Cash flows from operating activities
Cash generated from operations	71.2	45.6
Net interest paid	(17.3)	(11.3)
Tax paid	(4.0)	(1.9)
Net cash generated from operating activities	49.9	32.4
Cash flows from investing activities
Payments for property, plant and equipment	(6.3)	(0.8)
Payments for investment property	(0.7)	—
Payments for intangible assets	(170.3)	(112.9)
Proceeds from sale of intangible assets	50.6	36.7
Net cash used in investing activities	(126.7)	(77.0)
Cash flows from financing activities
Repayment of borrowings	(0.3)	(0.3)
Dividends paid	(11.8)	(15.0)
Net cash used in financing activities	(12.1)	(15.3)
Net decrease in cash and cash equivalents (1)	(88.9)	(59.9)

(1) Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash generated from operating activities

Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash generated from operations for the nine months ended 31 March 2017 produced a cash inflow of £71.2 million, an increase of £25.6 million from an inflow of £45.6 million for the nine months ended 31 March 2016.

Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We have an interest rate swap which has the economic effect of converting interest on our secured term loan facility from variable rates to a fixed rate. Net cash generated from operating activities for the nine months ended 31 March 2017 was £49.9 million, an increase of £17.5 million from net cash generated of £32.4 million for the nine months ended 31 March 2016.

Net cash used in investing activities

Capital expenditure for the acquisition of intangible assets and investment property as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving credit facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in our training facility, the Aon Training Complex.

Net cash used in investing activities for the nine months ended 31 March 2017 was £126.7 million, an increase of £49.7 million from £77.0 million for the nine months ended 31 March 2016.

For the nine months ended 31 March 2017, net capital expenditure on property, plant and equipment and investment property was £7.0 million, an increase of £6.2 million from £0.8 million for the nine months ended 31 March 2016.

For the nine months ended 31 March 2017, net capital expenditure on intangible assets was £119.7 million, an increase of £43.5 million from £76.2 million for the nine months ended 31 March 2016.

Net cash used in financing activities

Net cash used in financing activities for the nine months ended 31 March 2017 was £12.1 million, a decrease of £3.2 million from £15.3 million for the nine months ended 31 March 2016.

Indebtedness

Our primary sources of indebtedness consist of our secured term loan facility and our senior secured notes. As part of the security for our secured term loan facility, our senior secured notes and our revolving credit facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan

Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. As of 31 March 2017 the sterling equivalent of £177.2 million (net of unamortized issue costs of £2.5 million) was outstanding under our secured term loan facility. The outstanding principal amount was $225.0 million. We have the option to repay the loan at any time. The remaining balance of the loan is repayable on 26 June 2025.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

The secured term loan facility contains a financial maintenance covenant  requiring us to maintain consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The covenant is tested on a quarterly basis.

Senior secured notes

Our wholly-owned finance subsidiary, MU Finance plc, issued $425 million in aggregate principal amount of 3.79% senior secured notes due 2027. As of 31 March 2017 the sterling equivalent of £335.3 million (net of unamortized issue costs of £4.2 million) was outstanding. The outstanding principal amount was $425.0 million. The notes mature on 25 June 2027.

The notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities.

The note purchase agreement governing the notes contains a financial maintenance covenant requiring us to maintain consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis.

The note purchase agreement governing the notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the notes.

The notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the notes up to 25 June 2027.

Revolving credit facility

Our revolving facilities agreement allows MU Finance plc (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 31 March 2017, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving credit facility agreement.

Our initial revolving facility is scheduled to expire on 26 June 2021 (although it may be possible for any subsequent incremental facility thereunder to expire at a later date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 31 March 2017, £4.3 million was outstanding under the Alderley facility, £0.7 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £3.6 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 March 2017 is £36.2 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 31 March 2017, we believe receipt of £2.5 million to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 March 2017, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 March 2017:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
Long-term debt obligations(2)	20,168	43,272	19,698	628,617	711,755	518,986
Finance lease obligations	—	—	—	—	—	—
Operating lease obligations(3)	2,256	4,395	162	4,028	10,841	—
Purchase obligations(4)	171,869	60,558	5,612	—	238,039	227,213
Other long-term liabilities	—	—	—	—	—	—
Total	194,293	108,225	25,472	632,645	960,635	746,199

 (1)          Total contractual cash flows reflect contractual non-derivative financial obligations including interest, operating lease payments, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)             As of 31 March 2017, we had $225.0 million of our secured term loan facility outstanding and $425.0 million of our senior secured notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. As of 31 March 2017, we had £4.3 million outstanding under the Alderley facility.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current and non-current obligations related to the acquisition of players’ registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £36.2 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 28.3 to the unaudited interim consolidated financial statements as of and for the three and nine months ended 31 March 2017 included elsewhere in this interim report, as of 31 March 2017, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated income statement - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2017 £’000	2016 £’000	2017 £’000	2016 £’000
Revenue	6	127,197	123,444	405,268	380,770
Operating expenses	7	(129,799)	(102,168)	(373,197)	(310,578)
(Loss)/profit on disposal of intangible assets	9	(1,521)	1,950	7,599	(4,838)
Operating (loss)/profit		(4,123)	23,226	39,670	65,354
Finance costs		(3,391)	(3,747)	(21,605)	(12,925)
Finance income		113	185	424	290
Net finance costs	10	(3,278)	(3,562)	(21,181)	(12,635)
(Loss)/profit before tax		(7,401)	19,664	18,489	52,719
Tax credit/(expense)	11	3,632	(5,903)	(3,564)	(15,391)
(Loss)/profit for the period		(3,769)	13,761	14,925	37,328

(Loss)/earnings per share during the period:
Basic (loss)/earnings per share (pence)	12	(2.30)	8.40	9.10	22.78
Diluted (loss)/earnings per share (pence)(1)	12	(2.30)	8.38	9.08	22.72

(1) For the three months ended 31 March 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce their loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 31 March		Nine months ended 31 March
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
(Loss)/profit for the period	(3,769)	13,761	14,925	37,328
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss:
Fair value movements on cash flow hedges (note 30.2)	8,061	(14,006)	(7,705)	(35,466)
Tax (expense)/credit relating to cash flow hedges (note 30.2)	(2,821)	4,902	2,697	12,413
Other comprehensive income/(loss) for the period, net of tax	5,240	(9,104)	(5,008)	(23,053)
Total comprehensive income for the period	1,471	4,657	9,917	14,275

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

	Note	As of 31 March 2017 £’000	As of 30 June 2016 £’000	As of 31 March 2016 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	244,137	245,714	247,200
Investment property	15	14,017	13,447	13,475
Intangible assets	16	707,578	665,634	651,683
Derivative financial instruments	18	2,127	3,760	2,692
Trade and other receivables	19	14,983	11,223	10,542
Deferred tax asset	25	144,329	145,460	133,640
		1,127,171	1,085,238	1,059,232
Current assets
Inventories	17	1,348	926	1,293
Derivative financial instruments	18	3,977	7,888	4,553
Trade and other receivables	19	86,290	128,657	95,238
Tax receivable		375	—	—
Cash and cash equivalents	20	152,653	229,194	104,202
		244,643	366,665	205,286
Total assets		1,371,814	1,451,903	1,264,518

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued) - unaudited

	Note	As of 31 March 2017 £’000	As of 30 June 2016 £’000	As of 31 March 2016 £’000
EQUITY AND LIABILITIES
Equity
Share capital	21	52	52	52
Share premium		68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030
Hedging reserve		(37,997)	(32,989)	(18,324)
Retained earnings		177,904	173,367	178,779
		457,811	458,282	478,359
Non-current liabilities
Derivative financial instruments	18	1,398	10,637	7,473
Trade and other payables	22	63,744	41,450	19,620
Borrowings	23	516,286	484,528	450,551
Deferred revenue	24	34,142	38,899	15,961
Deferred tax liabilities	25	12,092	14,364	12,740
		627,662	589,878	506,345
Current liabilities
Derivative financial instruments	18	2,418	2,800	2,407
Tax liabilities		5,296	6,867	7,626
Trade and other payables	22	176,427	199,668	163,014
Borrowings	23	2,700	5,564	2,356
Deferred revenue	24	99,500	188,844	104,411
		286,341	403,743	279,814
Total equity and liabilities		1,371,814	1,451,903	1,264,518

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 1 July 2015	52	68,822	249,030	4,729	155,285	477,918
Profit for the period	—	—	—	—	37,328	37,328
Cash flow hedges	—	—	—	(35,466)	—	(35,466)
Tax credit relating to cash flow hedges	—	—	—	12,413	—	12,413
Total comprehensive (loss)/income for the period	—	—	—	(23,053)	37,328	14,275
Equity-settled share-based payments	—	—	—	—	1,170	1,170
Dividends paid	—	—	—	—	(15,004)	(15,004)
Balance at 31 March 2016	52	68,822	249,030	(18,324)	178,779	478,359
Loss for the period	—	—	—	—	(957)	(957)
Cash flow hedges	—	—	—	(22,559)	—	(22,559)
Tax credit relating to cash flow hedges	—	—	—	7,894	—	7,894
Total comprehensive loss for the period	—	—	—	(14,665)	(957)	(15,622)
Equity-settled share-based payments	—	—	—	—	625	625
Dividends paid	—	—	—	—	(5,080)	(5,080)
Balance at 30 June 2016	52	68,822	249,030	(32,989)	173,367	458,282
Profit for the period	—	—	—		14,925	14,925
Cash flow hedges	—	—	—	(7,705)	—	(7,705)
Tax credit relating to cash flow hedges	—	—	—	2,697	—	2,697
Total comprehensive (loss)/income for the period	—	—	—	(5,008)	14,925	9,917
Equity-settled share-based payments	—	—	—	—	1,436	1,436
Dividends paid	—	—	—	—	(11,824)	(11,824)
Balance at 31 March 2017	52	68,822	249,030	(37,997)	177,904	457,811

Details of movements on the hedging reserve are provided in note 30.2.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2017 £’000	2016 £’000	2017 £’000	2016 £’000
Cash flows from operating activities
Cash generated from operations	26	48,070	14,493	71,220	45,601
Interest paid		(8,116)	(8,419)	(17,763)	(11,537)
Interest received		113	129	424	246
Tax paid		(290)	(296)	(3,953)	(1,898)
Net cash generated from operating activities		39,777	5,907	49,928	32,412
Cash flows from investing activities
Payments for property, plant and equipment		(2,644)	(207)	(6,352)	(783)
Proceeds from sale of property, plant and equipment		—	—	—	19
Payments for investment property		—	—	(659)	—
Payments for intangible assets(1)		(4,871)	(17,048)	(170,282)	(112,940)
Proceeds from sale of intangible assets		11,537	956	50,605	36,729
Net cash generated from/(used in) investing activities		4,022	(16,299)	(126,688)	(76,975)
Cash flows from financing activities
Repayment of borrowings		(101)	(94)	(295)	(277)
Dividends paid		(11,824)	(10,191)	(11,824)	(15,004)
Net cash used in financing activities		(11,925)	(10,285)	(12,119)	(15,281)
Net increase/(decrease) in cash and cash equivalents		31,874	(20,677)	(88,879)	(59,844)
Cash and cash equivalents at beginning of period		122,704	121,611	229,194	155,752
Effect of exchange rate changes on cash and cash equivalents		(1,925)	3,268	12,338	8,294
Cash and cash equivalents at end of period	20	152,653	104,202	152,653	104,202

(1) Payments for intangible assets primarily relate to player and key football management staff registrations. When acquiring players’ and key football management staff registrations it is normal industry practice for payments terms to spread over more than one year. During the nine months ended 31 March 2017 registrations additions totalled £166,200,000 (nine months ended 31 March 2016: £116,677,000) — note 16. Payables in relation to the acquisition of registrations at the balance sheet date are provided in note 22.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements - unaudited

1                                General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the Audit Committee of the Board of Directors on 9 May 2017.

2                                Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2016, as filed with the Securities and Exchange Commission on 15 September 2016, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

3                                Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2016, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

No new or amended IFRS standards or interpretations were adopted by the Group for the first time for the financial year beginning on 1 July 2016.

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

•                  IFRS 9, “Financial instruments”. While the Group has yet to undertake a detailed assessment it does not expect the new standard to have a significant impact on the classification and measurement of financial assets and financial liabilities and it would appear that the Group’s current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of adoption of the new standard. The Group expects to adopt IFRS 9 from 1 July 2018.

•                  IFRS 15, “Revenue from contracts with customers”. The impact of IFRS 15 is currently being assessed by management. Implementation of IFRS 15 requires a thorough review of existing contractual arrangements. At present, the directors’ anticipate there may be some changes in the recognition of revenue although the amounts involved are relatively immaterial. The Group expects to adopt IFRS 15 from 1 July 2018.

•                  IFRS 16, “Leases”. The new standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments, however, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows. The Group expects to adopt IFRS 16 from 1 July 2019.

•                  Amendment to IAS 12, “Income taxes”.

There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

4                                Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be revenue recognition — minimum guarantee, impairment of goodwill and non-current assets, intangible assets - registrations contingent consideration estimates, tax, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2016, with the exception of changes in estimates that are required in determining the provision for income taxes.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5                                 Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognised on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Minimum guaranteed revenue under the agreement with adidas is subject to certain adjustments. Management’s current best estimate is that the full minimum guarantee amount will be received, as management do not expect two consecutive seasons of non-participation in the Champions League. Retail revenue is recognized at the point of sale while license revenue is recognized in the period in which the goods and services are provided.

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the Premier League comprise a fixed element (which is recognized evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are primarily recognized when they are known at the end of the football season). Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is enjoyed. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6                                 Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group. Consequently the Chief Operating Decision Maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 March		Nine months ended 31 March
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
Commercial	66,460	65,849	207,602	203,116
Broadcasting	31,443	27,764	113,015	92,636
Matchday	29,294	29,831	84,651	85,018
	127,197	123,444	405,268	380,770

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7                                        Operating expenses

	Three months ended 31 March		Nine months ended 31 March
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
Employee benefit expenses	(66,467)	(56,154)	(192,294)	(170,706)
Depreciation - property, plant and equipment (note 14)	(2,426)	(2,496)	(7,632)	(7,407)
Depreciation - investment property (note 15)	(32)	(28)	(89)	(84)
Amortization (note 16)	(30,138)	(21,164)	(95,159)	(64,950)
Other operating expenses	(30,736)	(22,326)	(82,776)	(67,431)
Exceptional items (note 8)	—	—	4,753	—
	(129,799)	(102,168)	(373,197)	(310,578)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

8                                 Exceptional items

	Three months ended 31 March		Nine months ended 31 March
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
Reversal of impairment — registrations (note 16)	—	—	4,753	—
	—	—	4,753	—

A registrations impairment charge amounting to £6,693,000 was originally made in the three months ended 30 June 2016 in respect of a player who was no longer considered to be a member of the first team playing squad. This impairment was reversed during the three months ended 31 December 2016 as the player was re-established as a member of the first team playing squad. The reversal was calculated to increase the carrying value of the player’s registration to the value that would have been recognized had the original impairment not occurred (that is after taking account of normal amortization that would have been charged had no impairment occurred).

9                               (Loss)/profit on disposal of intangible assets

	Three months ended 31 March		Nine months ended 31 March
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
(Loss)/profit on disposal of registrations	(1,850)	1,950	7,050	(4,838)
Player loan fee income	329	—	549	—
	(1,521)	1,950	7,599	(4,838)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

10                          Net finance costs

	Three months ended 31 March		Nine months ended 31 March
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
Interest payable on bank loans and overdrafts	(303)	(278)	(867)	(1,023)
Interest payable on secured term loan facility and senior secured notes	(4,474)	(4,452)	(14,204)	(12,678)
Amortization of issue costs on secured term loan facility and senior secured notes	(149)	(193)	(450)	(485)
Foreign exchange gains/(losses) on unhedged US dollar borrowings	2,943	242	(4,151)	(972)
Unwinding of discount relating to registrations	(763)	(417)	(1,589)	(2,030)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(645)	1,351	(344)	4,263
Total finance costs	(3,391)	(3,747)	(21,605)	(12,925)
Total finance income - interest receivable on short-term bank deposits	113	185	424	290
Net finance costs	(3,278)	(3,562)	(21,181)	(12,635)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11         Tax credit/(expense)

	Three months ended		Nine months ended
	31 March		31 March
	2017	2016	2017	2016
	£’000	£’000	£’000	£’000

Current tax
Current tax on result for the period	(456)	(2,872)	(18,600)	(7,360)
Adjustment in respect of previous years	474	(184)	(1,061)	(184)
Double taxation relief	282	296	718	1,137
Foreign tax suffered	(282)	(301)	(743)	(1,142)
Total current tax credit/(expense)	18	(3,061)	(19,686)	(7,549)
Deferred tax
Origination and reversal of temporary differences	3,938	(2,923)	14,937	(7,923)
Adjustment in respect of previous years	(324)	81	1,211	81
Impact of change in UK corporation tax rate	—	—	(26)	—
Total deferred tax credit/(expense)	3,614	(2,842)	16,122	(7,842)
Total tax credit/(expense)	3,632	(5,903)	(3,564)	(15,391)

Tax is recognised based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2017 is 35.8% (30 June 2016: 35.9%). The total tax expense for the nine months includes a credit of £2.0 million (31 March 2016: credit of £3.6 million) relating to foreign exchange translation movements on US dollar denominated deferred tax assets relating to net operating losses and foreign tax credits, treated as discrete items, plus a credit of £0.9 million (31 March 2016: £nil) relating to foreign exchange movements arising on payments of dividends.

In addition to the amounts recognized in the income statement, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended		Nine months ended
	31 March		31 March
	2017	2016	2017	2016
	£’000	£’000	£’000	£’000
Current tax	200	—	17,678	—
Deferred tax (note 25)	(3,021)	4,902	(14,981)	12,413
Total tax (expense)/credit recognized in other comprehensive income	(2,821)	4,902	2,697	12,413

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

12         (Loss)/earnings per share

(a)        Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period.

	Three months ended		Nine months ended
	31 March		31 March
	2017	2016	2017	2016

(Loss)/profit for the period (£’000)	(3,769)	13,761	14,925	37,328
Class A ordinary shares (thousands)	40,025	39,892	40,025	39,889
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Basic (loss)/earnings per share (pence)	(2.30)	8.40	9.10	22.78

(b)        Diluted

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

	Three months ended		Nine months ended
	31 March		31 March
	2017	2016	2017	2016

(Loss)/profit for the period (£’000)	(3,769)	13,761	14,925	37,328
Class A ordinary shares (thousands)	40,025	39,892	40,025	39,889
Adjustment for assumed conversion into Class A ordinary shares (thousands)(1)	—	396	423	399
Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Diluted (loss)/earnings per share (pence)(1)	(2.30)	8.38	9.08	22.72

(1) For the three months ended 31 March 2017 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce their loss per share, and hence have been excluded.

13         Dividends

Dividends paid in the nine months ended 31 March 2017 amounted to $14,762,000 ($0.09 per share), the pounds sterling equivalent of which was £11,824,000. Dividends paid in the nine months ended 31 March 2016 amounted to $22,126,000 ($0.135 per share), the pounds sterling equivalent of which was £15,004,000.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

14         Property, plant and equipment

			Fixtures
	Freehold	Plant and	and
	property	machinery	fittings	Total
	£’000	£’000	£’000	£’000

At 1 July 2016
Cost	269,369	36,728	43,809	349,906
Accumulated depreciation	(43,443)	(32,487)	(28,262)	(104,192)
Net book amount	225,926	4,241	15,547	245,714
Nine months ended 31 March 2017
Opening net book amount	225,926	4,241	15,547	245,714
Additions	7	1,170	4,921	6,098
Disposals	—	(6)	(37)	(43)
Depreciation charge	(2,476)	(1,910)	(3,246)	(7,632)
Closing net book amount	223,457	3,495	17,185	244,137
At 31 March 2017
Cost	269,376	37,277	48,585	355,238
Accumulated depreciation	45,919	33,782	31,400	111,101
Net book amount	223,457	3,495	17,185	244,137

At 1 July 2015
Cost	270,047	39,826	40,269	350,142
Accumulated depreciation	(40,228)	(34,091)	(25,197)	(99,516)
Net book amount	229,819	5,735	15,072	250,626
Nine months ended 31 March 2016
Opening net book amount	229,819	5,735	15,072	250,626
Additions	173	235	3,631	4,039
Disposals	—	(41)	(17)	(58)
Transfers	(604)	600	4	—
Depreciation charge	(2,521)	(1,800)	(3,086)	(7,407)
Closing net book amount	226,867	4,729	15,604	247,200
At 31 March 2016
Cost	269,616	39,100	43,831	352,547
Accumulated depreciation	(42,749)	(34,371)	(28,227)	(105,347)
Net book amount	226,867	4,729	15,604	247,200

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15         Investment property

Total £’000
At 1 July 2016
Cost	19,128
Accumulated depreciation and impairment	(5,681)
Net book amount	13,447
Nine months ended 31 March 2017
Opening net book amount	13,447
Additions	659
Depreciation charge	(89)
Closing net book amount	14,017
At 31 March 2017
Cost	19,787
Accumulated depreciation and impairment	(5,770)
Net book amount	14,017

At 1 July 2015
Cost	19,128
Accumulated depreciation and impairment	(5,569)
Net book amount	13,559
Nine months ended 31 March 2016
Opening net book amount	13,559
Depreciation charge	(84)
Closing net book amount	13,475
At 31 March 2016
Cost	19,128
Accumulated depreciation and impairment	(5,653)
Net book amount	13,475

Management obtained an external valuation report carried out in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2016 which supported the carrying value of investment property as of that date and consequently there were no changes to the net book amount. Management has considered the carrying amount of investment property as of 31 March 2017 and concluded that, as there are no indicators of impairment, an impairment test is not required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation — Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 30.3).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16      Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000

At 1 July 2016
Cost	421,453	511,893	2,766	936,112
Accumulated amortization	—	(270,169)	(309)	(270,478)
Net book amount	421,453	241,724	2,457	665,634
Nine months ended 31 March 2017
Opening net book amount	421,453	241,724	2,457	665,634
Additions	—	166,200	3,503	169,703
Disposals	—	(37,353)	—	(37,353)
Amortization charge	—	(94,668)	(491)	(95,159)
Reversal of impairment	—	4,753	—	4,753
Closing book amount	421,453	280,656	5,469	707,578
At 31 March 2017
Cost	421,453	609,327	6,269	1,037,049
Accumulated amortization	—	(328,671)	(800)	(329,471)
Net book amount	421,453	280,656	5,469	707,578

At 1 July 2015
Cost	421,453	465,830	951	888,234
Accumulated amortization	—	(227,684)	(153)	(227,837)
Net book amount	421,453	238,146	798	660,397
Nine months ended 31 March 2016
Opening net book amount	421,453	238,146	798	660,397
Additions	—	116,677	1,216	117,893
Disposals	—	(61,657)	—	(61,657)
Amortization charge	—	(64,834)	(116)	(64,950)
Closing net book amount	421,453	228,332	1,898	651,683
At 31 March 2016
Cost	421,453	468,794	2,167	892,414
Accumulated amortization	—	(240,462)	(269)	(240,731)
Net book amount	421,453	228,332	1,898	651,683

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16         Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2016: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 8.6% (2016: 10.1%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the UEFA Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

•             increase the discount rate by 2% (post-tax);

•             more prudent assumptions around qualification for European cup competitions.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 March 2017 was £926,000 and £nil respectively (2016: £nil and £nil respectively).

17         Inventories

	31 March	30 June	31 March
	2017	2016	2016
	£’000	£’000	£’000
Finished goods	1,348	926	1,293

The cost of inventories recognized as an expense and included in operating expenses for the nine months ended 31 March 2017 amounted to £6,784,000 (nine months ended 31 March 2016: £6,285,000).

Reversal/write-down of inventories to net realizable value for the period amounted to a reversal of £177,000 (30 June 2016: write-down of £177,000; 31 March 2016: £nil). These were recognized as a credit (reversal) or expense (write-down) during the period and included in operating expenses.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

18         Derivative financial instruments

	31 March 2017		30 June 2016		31 March 2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives used for hedging:
Interest rate swaps	—	(54)	—	(9,710)	—	(6,960)
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	4,905	—	5,248	—	4,223	—
Forward foreign exchange contracts	1,199	(3,762)	6,400	(3,727)	3,022	(2,920)
	6,104	(3,816)	11,648	(13,437)	7,245	(9,880)
Less non-current portion:
Derivatives used for hedging:
Interest rate swaps	—	(54)	—	(9,710)	—	(6,960)
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	2,070	—	3,052	—	2,242	—
Forward foreign exchange contracts	57	(1,344)	708	(927)	450	(513)
Non-current derivative financial instruments	2,127	(1,398)	3,760	(10,637)	2,692	(7,473)
Current derivative financial instruments	3,977	(2,418)	7,888	(2,800)	4,553	(2,407)

Further details of derivative financial instruments are provided in note 30.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

19         Trade and other receivables

	31 March 2017 £’000	30 June 2016 £’000	31 March 2016 £’000
Trade receivables	80,645	116,242	86,556
Less: provision for impairment of trade receivables	(10,783)	(6,451)	(6,590)
Net trade receivables	69,862	109,791	79,966
Other receivables	645	927	461
Accrued revenue	17,472	16,557	16,254
	87,979	127,275	96,681
Prepayments	13,294	12,605	9,099
	101,273	139,880	105,780
Less: non-current portion
Trade receivables	14,983	11,223	10,542
Non-current trade and other receivables	14,983	11,223	10,542
Current trade and other receivables	86,290	128,657	95,238

Net trade receivables include transfer fees receivable from other football clubs of £43,132,000 (30 June 2016: £46,646,000; 31 March 2016: £44,715,000) of which £14,983,000 (30 June 2016: £11,223,000; 31 March 2016: £10,542,000) is receivable after more than one year. Net trade receivables also include £17,555,000 (30 June 2016: £54,860,000; 31 March 2016: £23,871,000) of revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

20         Cash and cash equivalents

	31 March 2017 £’000	30 June 2016 £’000	31 March 2016 £’000
Cash at bank and in hand	152,653	229,194	104,202

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

21                        Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2015	163,873	52
Employee share-based compensation awards — issue of shares	19	—
At 31 March 2016	163,892	52
Employee share-based compensation awards — issue of shares	133	—
At 30 June 2016	164,025	52
Employee share-based compensation awards — issue of shares	—	—
At 31 March 2017	164,025	52

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 March 2017, the Company’s issued share capital comprised 40,025,280 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

22         Trade and other payables

	31 March 2017 £’000	30 June 2016 £’000	31 March 2016 £’000
Trade payables	164,380	167,733	125,854
Other payables	2,880	2,865	2,866
Accrued expenses	59,953	54,756	45,113
	227,213	225,354	173,833
Social security and other taxes	12,958	15,764	8,801
	240,171	241,118	182,634
Less: non-current portion:
Trade payables	62,916	40,304	18,368
Other payables	828	1,146	1,252
Non-current trade and other payables	63,744	41,450	19,620
Current trade and other payables	176,427	199,668	163,014

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £159,174,000 (30 June 2016: £156,292,000; 31 March 2016: £122,485,000) of which £62,916,000 (30 June 2016: £40,304,000; 31 March 2016: £18,368,000) is due after more than one year. Of the amount due after more than one year, £50,811,000 (30 June 2016: £20,048,000; 31 March 2016: £9,878,000) is expected to be paid between 1 and 2 years, and the balance of £12,105,000 (30 June 2016: £20,256,000; 31 March 2016: £8,490,000) is expected to be paid between 2 and 5 years.

The fair value of trade and other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23         Borrowings

	31 March 2017 £’000	30 June 2016 £’000	31 March 2016 £’000
Senior secured notes due 2027	335,257	314,341	292,106
Secured term loan facility due 2025	177,173	166,018	154,176
Secured bank loan due 2018	4,269	4,564	4,658
Accrued interest on senior secured notes	2,287	5,169	1,967
	518,986	490,092	452,907
Less: non-current portion:
Senior secured notes due 2027	335,257	314,341	292,106
Secured term loan facility due 2025	177,173	166,018	154,176
Secured bank loan due 2018	3,856	4,169	4,269
Non-current borrowings	516,286	484,528	450,551
Current borrowings	2,700	5,564	2,356

The senior secured notes due 2027 of £335,257,000 (30 June 2016: £314,341,000; 31 March 2016: £292,106,000) are stated net of unamortized issue costs amounting to £4,200,000 (30 June 2016: £4,441,000; 31 March 2016: £4,432,000). The outstanding principal amount of the notes is $425,000,000 (30 June 2016: $425,000,000; 31 March 2016: $425,000,000). The notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The notes mature on 25 June 2027.

The notes were issued by our wholly-owned finance subsidiary, MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities.

The secured term loan facility due 2025 of £177,173,000 (30 June 2016: £166,018,000; 31 March 2016: £154,176,000) is stated net of unamortized issue costs amounting to £2,540,000 (30 June 2016: £2,749,000; 31 March 2016: £2,816,000). The outstanding principal amount of the loan is $225,000,000 (30 June 2016: $225,000,000; 31 March 2016: $225,000,000). The loan attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the loan is repayable on 26 June 2025, although the Group continues to have the option to repay the loan at any time.

The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of those entities.

The secured bank loan due 2018 of £4,269,000 (30 June 2016: £4,564,000; 31 March 2016: £4,658,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of LiBOR + 1% per annum. £625,000 (30 June 2016: £920,000; 31 March 2016: £1,014,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £3,644,000 (30 June 2016: £3,644,000; 31 March 2016: £3,644,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23         Borrowings (continued)

The Group also has undrawn committed borrowing facilities of £125,000,000 (30 June 2016: £125,000,000; 31 March 2016: £125,000,000). The Group also has (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The facility terminates on 26 June 2021 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2017 or 2016.

As of 31 March 2017, the Group was in compliance with all covenants in relation to borrowings.

24         Deferred revenue

	31 March 2017 £’000	30 June 2016 £’000	31 March 2016 £’000
Total	133,642	227,743	120,372
Less: non-current portion	34,142	38,899	15,961
Current deferred revenue	99,500	188,844	104,411

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

25         Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 March 2017 £’000	30 June 2016 £’000	31 March 2016 £’000
US deferred tax assets	(144,329)	(145,460)	(133,640)
UK deferred tax liabilities	12,092	14,364	12,740
Net deferred tax asset	(132,237)	(131,096)	(120,900)

The movements in the net deferred tax asset are as follows:

	31 March 2017 £’000	30 June 2016 £’000	31 March 2016 £’000
At the beginning of the period	(131,096)	(116,329)	(116,329)
(Credited)/expensed to the income statement	(16,122)	4,074	7,842
Expensed/(credited) to other comprehensive income	14,981	(18,841)	(12,413)
At the end of the period	(132,237)	(131,096)	(120,900)

26                        Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2017 £’000	2016 £’000	2017 £’000	2016 £’000
(Loss)/profit before tax	(7,401)	19,664	18,489	52,719
Depreciation	2,458	2,524	7,721	7,491
Amortization	30,138	21,164	95,159	64,950
Reversal of impairment	—		(4,753)
Loss/(profit) on disposal of intangible assets	1,521	(1,950)	(7,599)	4,838
Net finance costs	3,278	3,562	21,181	12,635
Loss on disposal of property, plant and equipment	—	—	—	10
Equity-settled share-based payments	498	375	1,436	1,170
Foreign exchange losses/(gains) on operating activities	1,526	(1,838)	2,404	(3,695)
Reclassified from hedging reserve	1,161	345	2,407	1,008
(Increase)/decrease in inventories	(255)	211	(422)	(1,293)
Decrease/(increase) in trade and other receivables	51,887	(12,605)	33,270	1,774
Decrease in trade and other payables and deferred revenue	(36,741)	(16,959)	(98,073)	(96,006)
Cash generated from operations	48,070	14,493	71,220	45,601

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

27         Contingencies

At 31 March 2017, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 28.3.

28         Commitments

28.1              Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The Group leases out its investment properties.

28.2     Capital commitments

At 31 March 2017 the Group had capital commitments amounting to £2.9 million (30 June 2016: £5.4 million; 31 March 2016: £4.2 million).

28.3     Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £36,243,000 (30 June 2016: £41,582,000; 31 March 2016: £34,576,000).

At 31 March 2017 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/new contract	18,318	5,837	24,155
International appearances	12,042	46	12,088
	30,360	5,883	36,243

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 March 2017, the amount of such receipt considered to be probable was £2.5 million (30 June 2016: £1.6 million; 31 March 2016: £1.3 million).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29                        Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2014 where the total deficit on the ongoing valuation basis was £21.8 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £437,000 per annum and, based on the actuarial valuation assumptions, will be sufficient to pay off the deficit by 28 February 2020.  As of 31 March 2017, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,252,000. This amounts to £424,000 (30 June 2016: £420,000; 31 March 2016: £418,000) due within one year and £828,000 (30 June 2016: £1,146,000; 31 March 2016: £1,252,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management

30.1                Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2016, as filed with the Securities and Exchange Commission on 15 September 2016, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

30.2                Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between April 2017 to June 2023. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the income statement immediately. The table below details the net borrowings being hedged at the balance sheet date:

	31 March 2017 $’000	30 June 2016 $’000	31 March 2016 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(21,100)	(100,800)	(82,600)
Net USD debt	628,900	549,200	567,400
Hedged future USD revenues	(415,284)	(394,690)	(490,988)
Unhedged USD borrowings	213,616	154,510	76,412
Closing USD exchange rate ($: £)	1.2520	1.3332	1.4332

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management (continued)

30.2                Hedging activities (continued)

The Group hedges its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths broadly consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The following table details the interest rate swaps at the balance sheet date that are used to hedge borrowings:

	31 March 2017	30 June 2016	31 March 2016
Principal value of loan outstanding ($’000)	225,000	225,000	225,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 March 2017 the fair value of the above interest rate swaps was a liability of £54,000 (30 June 2016: £9,710,000; 31 March 2016: £6,960,000).

The Group seeks to hedge the majority of the currency risk on revenue arising as a result of participation in European cup competitions, either by using contracted future foreign currency expenses or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the currency risk on other contracted future foreign currency expenses using available foreign currency cash balances and forward foreign exchange contracts.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management (continued)

30.2                Hedging activities (continued)

Details of movements on the hedging reserve are as follows:

	Future US dollar revenues £’000	Interest rate swap £’000	Other £’000	Total, before tax £’000	Tax £’000	Total, after tax £’000
Balance at 1 July 2015	7,383	(111)	—	7,272	(2,543)	4,729
Foreign exchange differences on hedged currency risks	(29,625)	—	—	(29,625)	10,369	(19,256)
Reclassified to income statement	1,008	—	—	1,008	(353)	655
Fair value movement	—	(6,849)	—	(6,849)	2,397	(4,452)
Movement recognized in other comprehensive income	(28,617)	(6,849)	—	(35,466)	12,413	(23,053)
Balance at 31 March 2016	(21,234)	(6,960)	—	(28,194)	9,870	(18,324)
Foreign exchange differences on hedged currency risks	(20,183)	—	—	(20,183)	7,064	(13,119)
Reclassified to income statement	374	—	—	374	(132)	242
Fair value movement	—	(2,750)	—	(2,750)	962	(1,788)
Movement recognized in other comprehensive income	(19,809)	(2,750)	—	(22,559)	7,894	(14,665)
Balance at 30 June 2016	(41,043)	(9,710)	—	(50,753)	17,764	(32,989)
Foreign exchange differences on hedged currency risks	(20,333)	—	529	(19,804)	6,931	(12,873)
Reclassified to income statement	2,757	—	(350)	2,407	(842)	1,565
Fair value movement	—	9,656	36	9,692	(3,392)	6,300
Movement recognized in other comprehensive income	(17,576)	9,656	215	(7,705)	2,697	(5,008)
Balance at 31 March 2017	(58,619)	(54)	215	(58,458)	20,461	(37,997)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                          Financial risk management (continued)

30.3                Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 March 2017 £’000	30 June 2016 £’000	31 March 2016 £’000
Assets
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	4,905	5,248	4,223
Forward foreign exchange contracts	1,199	6,400	3,022
Liabilities
Derivatives used for hedging:
Interest rate swaps	(54)	(9,710)	(6,960)
Derivative at fair value through profit or loss:
Forward foreign exchange contracts	(3,762)	(3,727)	(2,920)
	2,288	(1,789)	(2,635)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorized as Level 2. All of the financial instruments detailed above are categorized as Level 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

31                                 Related party transactions

The immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

32                          Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 March 2017:

Subsidiaries	Principal activity	Description of share classes owned
Red Football Finance Limited*	Finance company	100% Ordinary
Red Football Holdings Limited*	Holding company	100% Ordinary
Red Football Shareholder Limited	Holding company	100% Ordinary
Red Football Joint Venture Limited	Holding company	100% Ordinary
Red Football Limited	Holding company	100% Ordinary
Red Football Junior Limited	Holding company	100% Ordinary
Manchester United Limited	Commercial company	100% Ordinary
Alderley Urban Investments Limited	Property investment	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	100% Ordinary
Manchester United Football Club Limited	Professional football club	100% Ordinary
Manchester United Interactive Limited	Media company	100% Ordinary
MU Commercial Holdings Limited	Holding company	100% Ordinary
MU Commercial Holdings Junior Limited	Holding company	100% Ordinary
MU Finance plc	Debt-holding company	100% Ordinary
MU RAML Limited	Retail and licensing company	100% Ordinary
MUTV Limited	Subscription TV channel	100% Ordinary

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which is incorporated and operates in Ireland.

33                        Events after the reporting date

33.1              Dividends

Our board of directors have announced that a semi-annual cash dividend of $0.09 per share will be paid to shareholders on 8 June 2017.